Exhibit 99.1

August 13, 2021

Dear Investors,

Cypress Creek Partners (“Cypress Creek”) has been working to augment liquidity for investors in the Cypress Creek Private Strategies Master Fund, L.P. (“CCPS Master”), and its feeder vehicles (the “Fund” or, collectively, the “Funds”)1, formerly known as the Salient Private Access Funds. Cypress Creek is pleased to announce that the Funds’ Board of Directors has approved a special tender offer repurchase program (“Special Tender”) whereby interested investors may reduce or potentially liquidate their interests in their respective Fund(s) at a discount to net asset value (“NAV”).

Special Tender Summary

In August 2021, the Funds received an external purchase offer for interests in CCPS Master of up to $50 million at a 25% discount to NAV (for anticipated proceeds of 75 cents on the dollar) as of September 30, 2021. ACTION IS REQUIRED TO PARTICIPATE. Investors who would like to tender their interests in the Funds at this discount to NAV must follow the enclosed tender offer instructions and request a full repurchase on the corresponding tender offer form. Partial interests tendered for repurchase are not permitted. Completed tender offer forms must be received by midnight, Central Time, on September 13, 2021. Late tender offer forms will not be accepted. If the Special Tender is oversubscribed (and an amendment is not made to increase the Special Tender Offer Amount), participating investors will receive a pro rata portion of their September 30, 2021, capital account balance. It is anticipated that participating investors will receive cash proceeds by mid-November 2021.

If no action is taken by an investor, their interests in the Funds will remain invested by default and will not be discounted in any way. Following the completion of the 2021 liquidity events described in this letter, the Funds will enter a transition period for up to three years, during which time the Funds will offer limited liquidity (“Transition”). Specifically, Cypress Creek intends to recommend one annual tender offer per year during the Transition, subject to Board approval, which is intended to meet certain cash related needs, including required minimum distributions. Following the completion of the Transition, Cypress Creek intends to recommend market levels of liquidity, including (i) the reinstatement of regularly scheduled tender offers, (ii) an estimated annual dividend yield with a dividend reinvestment plan (“DRIP”) option, and (iii) a recurring small account liquidation program to mandatorily redeem small accounts on a periodic basis.

2021 Small Account Liquidation Update

Pursuant to Article 4, Section 4.5(e) of each Fund’s Amended and Restated Agreement of Limited Partnership, the Funds’ Board of Directors has conditionally approved the mandatory liquidation of Fund investor accounts with a balance less than or equal to $50,000 as of November 1, 20212 (“Small Account Liquidation”) based on the overall benefit to all Fund investors, as these small accounts represent a significant administrative and operational burden on the Funds. If you believe your account will qualify for this Small Account Liquidation event, you may disregard the enclosed Special Tender materials. Please be aware that participation in the Small Account Liquidation is based solely on investor capital account balances as of the November 1, 20212, effective date. Investor accounts may appreciate or depreciate due to market performance between the date of this letter and the effective date of the Small Account Liquidation3. As such, the Fund cannot guarantee qualification for Small Account Liquidation based on current capital account balances.

Cypress Creek Partners | 712 W. 34th Street, Suite 201 | Austin, TX 78705
www.cypresscreekpartners.com

In the event of an oversubscribed Special Tender, participating investors with a residual account balance after the Special Tender that falls below the $50,000 threshold as of November 1, 2021, will also be mandatorily liquidated under the Small Account Liquidation.

Investors whose accounts qualify for the Small Account Liquidation will be notified by mail to confirm the liquidation of their account by early December with proceeds anticipated to be remitted to their account of record by the end of 2021. Proceeds for the Small Account Liquidation will be subject to a 5% holdback. Holdback proceeds will be released following the completion of the Funds’ annual audit in 1Q 2022. No action will be required by investors whose accounts qualify for the Small Account Liquidation.

About Cypress Creek

Cypress Creek Partners is a private strategies manager based in Austin, Texas, with institutional backing and over $500 million in assets under management as of June 30, 2021. The Cypress Creek team is dedicated to the evolution of the endowment model they refined during their tenure with one of the largest global endowment managers. Through the utilization of an anchor partner approach, Cypress Creek serves as an early and meaningful investor for new or developing managers in the underserved lower middle market.

Cypress Creek is focused on delivering differentiated and high-quality private market solutions to investors through a U.S.-centric mix of funds, co-investments, and direct platforms across Private Equity and Real Assets. Cypress Creek believes investors will not only benefit from their approach to asset management, but also from their liquidity-minded portfolio construction, cost-efficient structures, and robust operational processes.

If you have any questions, please contact the Fund’s service desk at ir@cypresscreekpartners.com or at 800-725-9456.

Regards,

Cypress Creek Partners,

on behalf of the Funds and accounts under management

[1]	Cypress Creek Private Strategies Registered Fund, L.P., Cypress Creek Private Strategies TEI Fund, L.P., Cypress Creek Private Strategies Institutional Fund, L.P., Cypress Creek Private Strategies Domestic Fund, L.P., Cypress Creek Private Strategies Domestic QP Fund, L.P., or Cypress Creek Private Strategies International Fund, Ltd., (collectively the “Funds”)
[2]	Effective date subject to change
[3]	Cypress Creek cannot guarantee that investor accounts of any size will qualify for the Small Account Liquidation due to potential market performance

Investors are advised to read the enclosed materials in its entirety. Investors are further advised that they can obtain the tender offer statement and other filed documents free of charge at the Securities and Exchange Commission’s web site (www.sec.gov). We urge you to consider any potential tax implications. Selling your interest at a discount does not necessarily mean that it will be treated as a capital loss, since your account may still have accrued unrealized gains over the full investment period.

The Funds are subject to general market risks, illiquidity risks, and risks related to underlying investments, among others. Please review the Fund’s offering documents for additional information on the risks presented by the Funds. Foreside Fund Services, LLC is the principal placement agent for The Cypress Creek Private Strategies Funds. Endowment Advisers, L.P. serves as the registered investment adviser to the Cypress Creek Private Strategies Funds.

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